UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 7)*

ON TRACK INNOVATIONS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Titles of Classes of Securities)

M8791A109
(CUSIP Number)

Oded Bashan
Z.H.R. Industrial Zone
P.O. Box 32m Rosh Pina, Israel 12000
(011) 972-4-686-8000
___________________

With copies to:

Ernest Wechsler, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212)-715-9100	Shmuel Zysman, Adv. Zysman Aharoni Gayer & Co. Law Offices 52A Hayarkon Street Tel Aviv 63432, Israel (011) 972-3-795-5555

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. M87991A109                                                                    Page 2 of 5 pages

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Oded Bashan
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☐
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY

______________________________________________________________________________
4) SOURCE OF FUNDS
     OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)         ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            5,523,591(1)
SHARES          ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            0
EACH           ____________________________________________________________
REPORTING   9) SOLE DISPOSITIVE POWER
PERSON    699,303 (2)
WITH              ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,523,591(1) — See Item 5
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.84% (3)
_____________________________________________________________________________
14) TYPE OF REPORTING PERSON

   HC, IN
_____________________________________________________________________________

(1) Consists of (i) 683,853 ordinary shares, nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) held directly by Mr. Bashan, which includes 15,450 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 4,853,208 Ordinary Shares to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D), the SuperCom Transaction (as defined herein), and private placements, and (b) no disposition power.

SCHEDULE 13D
CUSIP NO. M87991A109     Page 3 of 5 pages

(2) Consists of 683,853 Ordinary Shares held directly by Mr. Bashan, which includes 15,450 shares held by Mr. Bashan’s wife.

(3) Percentage of beneficial ownership is based on the total number of outstanding Ordinary Shares, which is 18,508,064.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, that certain Amendment No. 4 filed on January 6, 2005, that certain Amendment No. 5 filed on December 29, 2005, and that certain Amendment No. 6 filed on May 30, 2006 by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D, as amended to date. This Amendment No. 7 relates to the Company’s acquisition of the main assets of SuperCom Ltd., an Israeli corporation (“SuperCom”), for consideration of 2,827,200 Ordinary Shares (the “SuperCom Transaction”), pursuant to an asset purchase agreement, dated as of November 7, 2006, by and between the Company and SuperCom (the “SuperCom Agreement”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In accordance with the SuperCom Agreement, as described in Item 4 below, SuperCom executed an irrevocable proxy appointing the Company’s Chairman (currently Mr. Bashan), on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 Ordinary Shares issued to SuperCom in connection with the SuperCom Transaction. Mr. Bashan, as the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, will hold voting power with respect to such Ordinary Shares until the sale or transfer of such Ordinary Shares by SuperCom to a third party who is not an affiliate of SuperCom in an arm’s length transaction.

Mr. Bashan has been granted irrevocable proxies by the InSeal Shareholders (as defined in Item 4 of Amendment No. 6 to this Schedule 13D) to vote in his sole discretion all of the InSeal Shares (as defined in such Item 4) held by the InSeal Shareholders. As of January 15, 2007, the InSeal Shareholders held 236,024 InSeal Shares, all of which are subject to irrevocable proxies.

As of January 15, 2007, Mr. Bashan is the beneficial owner of 5,523,591 Ordinary Shares of the Company, consisting of (i) 683,853 Ordinary Shares held directly by Mr. Bashan, which include 15,450 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 4,853,208 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction, and private placements, and (b) no disposition power.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

On December 31, 2006, pursuant to the SuperCom Agreement, the Company completed the purchase of the main assets of SuperCom for consideration of 2,827,200 Ordinary Shares. The SuperCom Agreement provided for the purchase of SuperCom’s International Project Solution (“IPS”) business, the activities of which account for substantially all of SuperCom’s revenue. In connection with the SuperCom Transaction, the Company acquired, among other things, inventory, equipment, machinery, intellectual property and know-how, and all advertising and promotional materials relating to SuperCom’s IPS business.

Pursuant to the SuperCom Agreement, under which the Ordinary Shares described above were issued, the Company entered into a registration rights agreement whereby the Company agreed to register under the Securities Act of 1933, as amended, the resale of the 2,827,200 Ordinary Shares issued to SuperCom.

In addition to the foregoing, the agreements described below were also entered into by the parties to the SuperCom Transaction:

SCHEDULE 13D
CUSIP NO. M87991A109                                                                  Page 4 of 5 pages

•
SuperCom executed an irrevocable proxy appointing our Chairman (currently Mr. Bashan), on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 Ordinary Shares issued to SuperCom;

•
the 2,827,000 Ordinary Shares issued to SuperCom are subject to a lock-up agreement, whereby one-seventh (1/7) of the shares (403,885 ordinary shares) will be released from the applicable lock-up restrictions every three months beginning on the closing date of the SuperCom Transaction (i.e., December 31, 2006), for an aggregate period of eighteen (18) months; and

•
the parties entered into a service and supply agreement giving SuperCom a license to use applicable SuperCom intellectual property transferred to the Company for the duration of certain existing contracts and projects.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED AND RESTATED TO ADD THE FOLLOWING INFORMATION:

(a)  Mr. Bashan beneficially owns 5,523,591 Ordinary Shares of the Company, which represent approximately 29.84% of the Company’s issued and outstanding Ordinary Shares, consisting of (i) 683,853 Ordinary Shares held directly by Mr. Bashan, which include 15,450 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 4,853,208 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction, and private placements, and (b) no disposition power.

(b)  Mr. Bashan has the sole power to vote 5,523,591 Ordinary Shares, which he beneficially owns. Mr. Bashan has the sole power to dispose of 683,853 Ordinary Shares, and the InSeal Shareholders, the Participating Holders (as defined in Item 3 of Amendment No. 6 to this Schedule 13D), SuperCom and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements have the sole power to dispose of 4,853,208 Ordinary Shares.

(c)   Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in the Ordinary Shares during the past sixty (60) days.

(d)  Except for Mr. Bashan, the InSeal Shareholders, the Participating Holders, SuperCom and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 7.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In connection with the SuperCom Transaction, SuperCom entered into an Irrevocable Proxy (included as Exhibit 1 hereto) relating to the 2,827,200 Ordinary Shares issued to SuperCom as consideration in such transaction.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

The following document is filed as an exhibit hereto:

Exhibit 1.	Irrevocable Proxy, dated as of December 31, 2006, from SuperCom Ltd.

SCHEDULE 13D
CUSIP NO. M87991A109                                                                  Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

        By: /s/ Oded Bashan
        Name: Oded Bashan